Exhibit 99.5

Procaps Group Announces Financing, Shareholders Agreement and Board Updates

MIAMI, USA & BARRANQUILLA, Colombia – December 3, 2024 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services company, today announced the successful execution of key strategic transactions and governance updates aimed at strengthening its financial position and supporting long-term growth objectives.

On November 29, 2024, the Company entered into a Secured Convertible Note Subscription Agreement with Hoche Partners Pharma Holdings S.A. (“Hoche”), pursuant to which the Company may issue up to $40 million in Convertible Notes. Under the agreement, Procaps issued an initial $20 million Convertible Note to Hoche. Hoche is obligated to purchase an additional $20 million of Convertible Notes by year-end, subject to certain exceptions.

The Convertible Notes bear an annual interest rate of 8.50%, payable in kind, and are secured by a first-priority security interest in the equity of the Company’s subsidiary, Crynssen Pharma Group Ltd.

The Company’s key stakeholders, including Hoche and Caoton Company, S.A., acting as trustee to the Sognatore Trust, (“Sognatore”), Commonwealth Trust Company, acting as trustee to the Simphony Trust (“Simphony”) and Commonwealth Trust Company, acting as trustee of the Deseja Trust (together with Sognatore and Simphony, the “Minski Trusts”), have also reached an agreement to support changes to the Company’s Board of Directors. Under a newly established Shareholder Nomination Agreement between such shareholder groups, Procaps expects to welcome four new directors following the Company’s upcoming Annual General Meeting on December 16, 2024. Additionally, Mr. Alejandro Weinstein is expected to assume the role of Chairman of the Board, leveraging his extensive industry expertise to guide the Company’s strategic initiatives and enhance shareholder value.

Procaps has also renegotiated key debt-related agreements, resulting in the cancellation of a $5 million junior unsecured subordinated note and a $2.2 million reduction in accounts payable, further supporting the Company’s financial foundation.

As previously announced, the Company, Procaps S.A., and certain of their respective subsidiaries (collectively with the Company and Procaps S.A., the “Obligors”) had entered into forbearance agreements with respect to approximately $209 million of the Obligors’ financial indebtedness. Each agreement originally provided for a forbearance period expiring on October 25, 2024. As of the date hereof, the forbearance period under each of the forbearance agreements has been extended to January 31, 2025, reflecting the ongoing collaborative efforts between the Company and its creditors to support financial stability and operational continuity.

“These transactions underscore the unwavering commitment of our key shareholders to support Procaps’ growth and operational recovery. These strategic initiatives highlight our focused efforts to optimize our capital structure, enhance corporate governance, and deliver sustainable value for our shareholders,” said José Antonio Toledo Vieira, Chief Executive Officer of Procaps.

These developments reinforce Procaps’ commitment to achieving its strategic priorities, enhancing its liquidity and financial stability, delivering innovative healthcare solutions, and positioning itself as a trusted partner in the global pharmaceutical landscape.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and nearly 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

investor.procapsgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “goal,” “objective,” “will,” “may,” “should,” “can,” “project” and other similar expressions that predict or indicate future events, objectives, results or trends or that are not statements of historical matters. Such forward-looking statements include, without limitation, projected financial information, the Company’s expectations about the timing of completion of the independent investigation, financial restatement and filing of the 2023 20-F, the Company’s statements regarding seeking additional financing, statements related to the Company’s plans, outlook and strategy, other Company initiatives and objectives or forecasts related to the Company’s business, performance and industry. These forward-looking statements involve substantial risks and uncertainties, or assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the investigation; the conclusions of management (and the timing of the conclusions) concerning matters relating to the investigation; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal investigation and the Company’s financial statements; the possibility that additional errors may be identified; the risk that the completion and filing of the 2023 20-F will take longer than expected; the inability to successfully implement or execute on the Company’s strategic objectives or initiatives, including governance and compliance enhancements; the inability to obtain additional financing; the inability to successfully implement or execute on our restructuring plans; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; the inability of the Company to execute on its expense reductions plans or growth initiatives; and other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by the Company. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.